                                                  As Filed with the Securities
                                                       and Exchange Commission
                                                          on November 30, 2000

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------

  In the Matter of                       INTERIM CERTIFICATE

  Conectiv                                        OF

  File No. 70-9069                           NOTIFICATION

  (Public Utility Holding                PURSUANT TO RULE 24
  Company
  Act of 1935)

--------------------------


This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24) is filed by Conectiv, a Delaware corporation, in connection with transactions proposed in Post-effective Amendments Nos. 3, 4 and 5 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-Effective Amendments No. 1 and 2 (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 16, 1998 and August 10, 1999 (the "Supplemental Orders"), which supplemented the order of the Commission dated February 25,1998:



      There have been no changes in the corporate structure for the quarter ended September 30, 2000.



The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the
Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.
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                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:                               Conectiv
                                    Conectiv Energy Supply, Inc.
                                    Delmarva Capital Investments, Inc.
                                    Conectiv Services, Inc.
                                    Conectiv Solutions, LLC
                                    Delmarva Services Company
                                    Conectiv Communications, Inc.
                                    Atlantic Generation, Inc.
                                    Atlantic Southern Properties, Inc.
                                    ATE Investment, Inc.
                                    Binghamton General, Inc.
                                    Binghamton Limited, Inc.
                                    Pedrick General, Inc.
                                    Vineland Limited, Inc.
                                    Vineland General, Inc.
                                    ATS Operating Services, Inc.

November 30, 2000                   /s/ Philip S. Reese
                                       ----------------
                                       Philip S. Reese
                                       Vice President & Treasurer

                                    Thermal Energy LP I by its General Partner,
                                    Atlantic Jersey Thermal Systems, Inc.

November 30, 2000                   /s/ Philip S. Reese
                                       ----------------
                                       Philip S. Reese
                                       Vice President & Treasurer